UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K
_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): January 27, 2011

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices)   (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address)   (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Retirement of Director

As previously disclosed in the Proxy Statement filed by Ashland Inc. ("Ashland" or the "Company") with the Securities and Exchange Commission ("SEC") on December 3, 2010 (the "Proxy Statement"), Dr. Bernadine P. Healy did not stand for re-election as a Class I director but served out her remaining term, retiring effective as of Ashland's Annual Meeting of Shareholders on January 27, 2011.

Adoption of 2011 Ashland Inc. Incentive Plan

At Ashland's Annual Meeting of Shareholders (the "Annual Meeting"), the shareholders approved the 2011 Ashland Inc. Incentive Plan (the "2011 Incentive Plan"). The 2011 Incentive Plan authorizes the grant of equity-based awards ("Awards") to officers and employees in the form of stock options ("Options" or "Option Awards"), stock appreciation rights ("SARs" or "Stock Appreciation Awards"), restricted stock ("Restricted Stock" or "Restricted Stock Awards"), restricted stock units ("RSUs" or "Restricted Stock Unit Awards"), incentive awards ("Incentive Awards"), performance unit or LTIP awards ("Performance Unit Awards") and merit awards ("Merit Awards"). Directors may also be granted Awards, provided that they may not be granted Incentive Stock Options ("ISOs"), Incentive Awards, Performance Awards or Merit Awards.

There are reserved for issuance under the 2011 Incentive Plan an aggregate of 2,000,000 shares of Ashland Common Stock, any or all of which may be delivered with respect to SARs, ISOs or non-qualified stock option awards. Of such shares, only 500,000 shares in the aggregate will be available for Restricted Stock Awards, Restricted Stock Unit Awards, Merit Awards, Incentive Awards and Performance Unit Awards.

Awards under the 2011 Incentive Plan may only be granted to regular, full-time or part-time employees of the Company or any of its subsidiaries ("Participants") and directors who are not employees ("Outside Directors").

Certain Awards are based on the attainment of "Performance Goals," which means performance goals as may be established in writing by the Personnel and Compensation Committee (the "P&C Committee"). Such goals may be absolute in their terms or measured against or in relation to other companies comparably or otherwise situated. Such Performance Goals may be particular to a Participant or the subsidiary, division or other unit of the Company in which the Participant works and/or may be based on the performance of the Company generally. The 2011 Incentive Plan is designed to qualify Awards for deduction under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Performance Goals applicable to any Award that is intended to qualify for the performance-based exception from the tax deductibility limitations of Section 162(m) of the Code shall be based on one or more of the following criteria: earnings, stock price, return on equity, return on investment, total return to shareholders, economic profit, debt rating, operating income, cash flows, cost targets, return on assets or margins.

The P&C Committee has the exclusive authority to administer the 2011 Incentive Plan for Participants. The Governance and Nominating Committee has the exclusive authority to administer the 2011 Incentive Plan for Outside Directors.

For more information about the 2011 Incentive Plan, see our Proxy Statement filed with the SEC. This summary is qualified in its entirety by reference to the full text of the 2011 Incentive Plan attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 5.07. Submission of Matters to a Vote of Security Holders.

Ashland held its Annual Meeting on January 27, 2011. A total of 72,384,499 shares of Common Stock, representing 91.72% of the shares outstanding and eligible to vote and constituting a quorum, were represented in person or by valid proxies at the Annual Meeting. The final results for each of the matters submitted to a vote of shareholders at the Annual Meeting are as follows:

Proposal 1: All of the Class I nominees for director were elected to serve a three-year term until the 2014 Annual Meeting, or until their respective successors are elected and qualified, by the votes set forth in the table below:

Nominee	For	Against	Abstain	Broker Non-Votes
Kathleen Ligocki	63,492,569	896,241	929,017	7,066,672
James J. O'Brien	62,694,603	1,014,837	1,608,387	7,066,672
Barry W. Perry	63,384,499	871,949	1,061,379	7,066,672

Proposal 2: The appointment of PricewaterhouseCoopers LLP as Ashland's independent registered public accountants for fiscal 2011 was ratified by the shareholders by the votes set forth in the table below:

For	Against	Abstain	Broker Non-Votes
71,804,360	391,969	188,170	0

Proposal 3: The 2011 Ashland Inc. Incentive Plan was approved by the shareholders by the votes set forth in the table below:

For	Against	Abstain	Broker Non-Votes
59,443,560	5,449,082	425,185	7,066,672

Proposal 4: The compensation of the named executive officers as disclosed in Ashland's Proxy Statement pursuant to Item 402 of Regulation S-K under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (the "Exchange Act") was approved, on an advisory basis, by the shareholders by the votes set forth in the table below:

For	Against	Abstain	Broker Non-Votes
60,616,890	3,050,045	1,650,892	7,066,672

Proposal 5: The shareholders recommended, on an advisory basis, that the frequency of the shareholder vote to approve the compensation of the named executive officers as required by Section 14A(a)(2) of the Exchange Act occur every year by the votes set forth in the table below:

3 Years	2 Years	1 Year	Abstain	Broker Non-Votes
19,494,625	1,105,643	43,435,727	1,281,832	7,066,672

In accordance with the results of the vote for Proposal 5, the Board of Directors determined to follow the shareholders' recommendation and implement an annual advisory vote by the shareholders on the compensation of the named executive officers.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits

10.1   2011 Ashland Inc. Incentive Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ASHLAND INC.
(Registrant)


February 1, 2011   /s/ David L. Hausrath
                                    David L. Hausrath
                                    Senior Vice President and General Counsel

EXHIBIT INDEX

10.1   2011 Ashland Inc. Incentive Plan.